UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Web.com Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

94733A104
(CUSIP Number)

Ahmet H. Okumus c/o Okumus Fund Management Ltd. 767 Third Avenue, 35th Floor New York, NY 10017 Telephone Number: 212-201-2640
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

CUSIP No.	94733A104

1.	NAME OF REPORTING PERSONS
Okumus Fund Management Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,045,360

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,045,360

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,045,360

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	94733A104

1.	NAME OF REPORTING PERSONS

Okumus Opportunistic Value Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,045,360

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,045,360

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,045,360

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
[_]
11.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	94733A104

1.	NAME OF REPORTING PERSONS

Ahmet H. Okumus

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Turkey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,045,360

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,045,360

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,045,360

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	94733A104

Item 1.	Security and Issuer.

The name of the issuer is Web.com Group, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 12808 Gran Bay Parkway West, Jacksonville, Florida 32258. This is Amendment No. 5 to Schedule 13D relates to the Issuer's Common Stock, par value $0.001 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Okumus Fund Management Ltd., a Cayman Islands exempted company ("Okumus Fund Management"); (ii) Okumus Opportunistic Value Fund, Ltd., a company established under the laws of the British Virgin Islands (the "Opportunistic Value Fund"); and (iii) Ahmet H. Okumus, a citizen of the Republic of Turkey ("Mr. Okumus", and collectively with Okumus Fund Management and the Opportunistic Value Fund, the "Reporting Persons").

(b)	The principal business address for Okumus Fund Management and Mr. Okumus is 767 Third Avenue, 35th Floor, New York, NY 10017. The principal business address of the Opportunistic Value Fund is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola VG 1110.

(c)	Mr. Okumus is the President of Okumus Fund Management, an investment adviser that serves as investment manager of the Opportunistic Value Fund. Mr. Okumus is also a Director of the Opportunistic Value Fund, which is a pooled investment vehicle.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from working capital of the Opportunistic Value Fund, which is the direct owner of the Shares. The net investment costs (including commissions, if any) of the Shares beneficially owned by the Reporting Persons is approximately $119,900,879. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares beneficially owned by the Reporting Persons were acquired for investment in the ordinary course of the Reporting Persons' investment activities because they believe the Shares represent an attractive investment opportunity.

On August 31, 2017, the Issuer purchased from the Reporting Persons 3,000,000 Shares pursuant to the Issuer's stock repurchase program at a price per Share equal to 98% of the closing price of Common Stock on the NASDAQ Global Select Stock Market on August 31, 2017, and in the aggregate for a price of $74,382,000. In connection with the repurchase, the Reporting Persons and the Issuer entered into a Common Stock Repurchase Agreement (the "Repurchase Agreement") pursuant to which, among other things, the Reporting Persons agreed for a period of three years not to take certain actions, including, (i) purchase any of the Issuer's securities (except that commencing six months from the date of August 31, 2017, the Reporting Persons may purchase the Issuer's securities if, after giving effect to any such purchase, the Reporting Persons and its affiliates collectively would not beneficially own more than 4.9% of the outstanding shares of any class of the Issuer's voting securities), (ii) attempt to acquire the Issuer or any of its assets, (iii) engage in a proxy contest with the Issuer, or (iv) act, alone or in concert with others, to seek to control or influence the management, board of directors (the "Board") or policies of the Issuer.

Pursuant to the Repurchase Agreement, the Reporting Persons also agreed, subject to certain exceptions, to cause all voting securities of the Issuer beneficially owned, directly or indirectly by the Reporting Persons and any of its affiliates to be present for quorum purposes and to be voted, at any such meeting of the Issuer's stockholders or at any adjournments or postponements thereof, (a) in favor of each director nominated and recommended by the Board for election at any such meeting, (b) against any stockholder nominations for director which are not approved and recommended by the Board for election at any such meeting, (c) in favor of the Issuer's proposal for the ratification of the appointment of the Issuer's independent registered public accounting firm, (d) in favor of the Issuer's "say-on-pay" proposal and (e) in accordance with the Board's recommendation with respect to all other matters.

The foregoing was a summary of certain material terms of the Repurchase Agreement. The foregoing description is not, and does not purport to be, complete and is qualified in its entirety by reference to the full text of the Repurchase Agreement, which has been filed as Exhibit C hereto and is incorporated herein by reference.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market transactions or privately negotiated transactions. The Reporting Persons may also communicate with the Issuer's management, the Board and other holders of Shares from time to time.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, Okumus Fund Management may be deemed to be the beneficial owner of 6,045,360 Shares, constituting 11.7% of the Shares, based upon 51,565,886 Shares outstanding as of the date hereof. Okumus Fund Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,045,360 Shares. Okumus Fund Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,045,360 Shares.

As of the date hereof, the Opportunistic Value Fund may be deemed to be the beneficial owner of 6,045,360 Shares, constituting 11.7% of the Shares, based upon 51,565,886 Shares outstanding as of the date hereof. The Opportunistic Value Fund has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,045,360 Shares. The Opportunistic Value Fund has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,045,360 Shares.

By virtue of Mr. Okumus' position as the President of Okumus Fund Management, as of the date hereof, Mr. Okumus may be deemed to be the beneficial owner of 6,045,360 Shares, constituting 11.7% of the Shares, based upon 51,565,886 Shares outstanding as of the date hereof. Mr. Okumus has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,045,360 Shares. Mr. Okumus has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,045,360 Shares.

Other than (i) the sale of 3,000,000 Shares to the Issuer pursuant to the terms of the Repurchase Agreement, and (ii) the call options written by the Issuer described in Item 6 below, the transactions in the Shares by the Reporting Persons during the past sixty days are set forth on Exhibit B. Each reported transaction was an open market transaction.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have written multiple call options contracts that, if exercised, will obligate the Reporting Person to sell up to 128,100 Shares. Each of the call options has a strike price of $25 and expires on November 17, 2017. In addition, the information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in this Item 6, Item 4 above and/or incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Schedule of Transactions in the Shares

Exhibit C: Common Stock Repurchase Agreement, dated August 31, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed with the SEC by the Reporting Persons on September 1, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 20, 2017
(Date)

Okumus Fund Management Ltd.*

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: President
Okumus Opportunistic Value Fund, Ltd.

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: Director
Ahmet H. Okumus *

/s/ Ahmet H. Okumus

* Each of Okumus Fund Management Ltd. and Ahmet H. Okumus disclaim beneficial ownership of the reported securities except to the extent of their respective pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Persons are the beneficial owners of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 5 to Schedule 13D, dated October 20, 2017, relating to the Common Stock, par value $0.001 per share, of Web.com Group, Inc. shall be filed on behalf of the undersigned.

October 20, 2017
(Date)

Okumus Fund Management Ltd.

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: President
Okumus Opportunistic Value Fund, Ltd.

By: /s/ Ahmet H. Okumus
Name: Ahmet H. Okumus Title: Director
Ahmet H. Okumus

/s/ Ahmet H. Okumus

Exhibit B

Schedule of Transactions in the Shares

Trade Date	Purchase/Sale	Quantity	Price
10/06/17	Sale	22,600	$25.6695
10/09/17	Sale	72,386	$25.659
10/10/17	Sale	39,713	$25.404
10/18/17	Sale	292,874	$25.4757
10/20/17	Sale	53,900	$25.3244